October 17, 2017

FILED AS EDGAR CORRESPONDENCE

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

Re:	PFM Funds (File No. 811-04933) (the "Trust")

Dear Ms. Miller:

This responds to the comments of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") with respect to the annual shareholder report of the Trust on Form N-CSR for the period ended June 30, 2017 that was filed with the Commission on September 6, 2017. You communicated these comments to counsel to the Trust in a telephone conversation on October 11, 2017. For your convenience, the substance of the Staff's comments is summarized below and is followed by the Trust's response.

1.	Comment: The Staff noted that the maturity dates for investments shown on the Statement of Net Assets included in the Trust’s above-referenced Form N-CSR were actual maturity dates. Please reference AICPA Audit Risk Alert Investment Companies Industry Developments 2010/2011.79 (the "Alert") regarding this topic and confirm that the maturity dates are presented in accordance with the Alert or update the information to conform to the Alert in future filings, as applicable.

Response: The maturity dates for investments reflected in the Statement of Net Assets were presented in accordance with the Alert with the exception of the maturity date shown for one repurchase agreement. That repurchase agreement was shown as having a maturity date of July 17, 2017, which was the legal maturity date of the agreement. However, the agreement had a seven-day put demand feature and thus had an effective maturity date of July 7, 2017. The Trust will present the maturity dates of its investments in conformity with the Alert going forward.

2.	Comment: The Staff noted that the Financial Highlights disclose the net asset value (NAV) per share to three decimal places. Please explain the rationale for this.

Response: The Trust elected to show its NAV per share to a third decimal place in its financial highlights because, during the low interest rate environment of the past several years, income from operations and related distributions would have been shown as zero if only reported to two decimal places. The Trust believed that presenting these components of the financial highlights as zero would have been inconsistent with the income and distributions reflected on the corresponding Statement of Changes in Net Assets. Since these components of the Trust’s financial highlights were reported to a third decimal, the Trust also elected to report the beginning and ending NAVs per share to a third decimal for consistency of presentation.

Ms. Megan Miller

October 17, 2017

3.	Comment: The Staff noted that Registrant's website requires a log in and that, as a result, it was not able to review information on the website. Please confirm that Registrant has included all required disclosures on its website in accordance with Rule 2a-7.

Response: The log in feature on the Trust’s website allows investors to access a secure part of the website where they can obtain account-specific information and initiate transactions. However, the disclosures required by Rule 2a-7, which are updated each business day, are not contained in the secure part of the website and are not password protected. These disclosures can be accessed publicly at: https://www.pfmfunds.com/uploadedFiles/PFM_Funds/Left_Menu/About_the_Program/GovtSelectSeries.pdf.

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The Trust acknowledges that: (i) the Commission is not foreclosed from taking any action with respect to the Trust's filing of its certified shareholder report on Form N-CSR; (ii) the Staff review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Trust will not assert Staff review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any further questions or comments, please do not hesitate to call me at (717) 232-2723.

Sincerely,

/s/ Daniel R. Hess

Daniel R. Hess

cc:	Kenneth S. Gerstein, Esq., Counsel to the Trust
Debra J. Goodnight, Treasurer of the Trust
Leo J. Karwejna, Chief Compliance Officer of the Trust